UNITED STATES SECURITIES AND EXCHANGE
                         COMMISSION
                    Washington, D.C. 20549

     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF
                         SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

(Print or type Response)
1. Name and Address of Reporting Person
Entrepreneurial Investors, Ltd.
(Last)                 (First)                     (Middle)
Citibank Building, 2nd Floor
East Mall Drive
P.O. Box 40643
                       (Street)
Freeport, Bahamas
(City)             (State)                          (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)
12/18/98

3. I.R.S. Identification Number of Reporting Person, if an entity
(voluntary)

4.  Issuer Name and Ticker or Trading Symbol
Venturi Technologies, Inc., VTIX

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
__  Director              _X_  10% Owner
__  Officer (give          ___  Other (specify
                    title below)                  below)

6. If Amendment, Date of Original
(Month/Day/Year)
N/A

7. Individual or Joint/Group Filing (check Applicable Line)
_X_  Form filed by One Reporting Person
___  Form filed by More than One Reporting Person



          Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)
N/A

2.  Amount of Securities Beneficially Owned (Instr. 4)

3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)

4.  Nature of Indirect Beneficial Ownership (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

If the form is filed by more than one reporting person, see Instruction
5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

     Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 4)
6% Cumulative Convertible
Series B Preferred Stock

2.   Date Exercisable and Expiration Date
     (Month/Day/Year)

Date Exercisable
N/A

Expiration Date
N/A

3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)

Title
Common Stock, par
value .001 per share


Amount or Number of Shares
1,250,000

4. Conversion or Exercise Price of Derivative Security
Each share of Preferred Stock is convertible into 5 shares of Common
Stock

5.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
(Instr. 5)
Direct

6.  Nature of Indirect Beneficial Ownership (Instr. 5)
N/A

Explanation of Responses:

Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/S/ Robert E. Cordes               1/15/99
Signature of Reporting Person      Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

239102